As filed with the Securities and Exchange Commission on August 7 1998
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------

A.   EXACT NAME OF TRUST:

     McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust

B.   NAME OF DEPOSITORS:

     McLaughlin, Piven, Vogel Securities, Inc.   Reich & Tang Distributors, Inc.

C.   COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

     McLaughlin, Piven, Vogel Securities, Inc.   Reich & Tang Distributors, Inc.
     30 Wall Street                              600 Fifth Avenue
     New York, New York 10005                    New York, New York 10020

D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                                 COPY OF COMMENTS TO:
     ALLAN M. VOGEL             PETER J. DEMARCO                 MICHAEL R. ROSELLA, Esq.
     President                  Reich & Tang Distributors, Inc.  Battle Fowler LLP
     McLaughlin, Piven, Vogel   600 Fifth Avenue                 75 East 55th Street
     Securities, Inc.           New York, New York 10020         New York, New York 10022
     30 Wall Street                                              (212) 856-6858
     New York, New York 10005

E.   TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

     An indefinite number of Units of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

     Indefinite

G.   AMOUNT OF FILING FEE:

     No filing fee required.

H.   APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

     As soon as practicable after the effective date of the Registration Statement.

     _____ Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.


The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



740248.2

     McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust

                              CROSS-REFERENCE SHEET

                      Pursuant to Rule 404 of Regulation C
                        Under the Securities Act of 1933

                  (Form N-8B-2 Items Required by Instruction as
                         to the Prospectus in Form S-6)

     Form N-8B-2                                                           Form S-6
     Item Number                                                       Heading in Prospectus
     -----------                                                       ---------------------

                        I.  Organization And General Information

1.   (a)  Name of trust..............................................  Front cover of Prospectus
     (b)  Title of securities issued.................................  Front cover of Prospectus
2.   Name and address of each depositor..............................  The Sponsors
3.   Name and address of trustee.....................................  The Trustee
4.   Name and address of principal underwriters......................  Distribution of Units
5.   State of organization of trust..................................  Organization
6.   Execution and termination of trust agreement....................  Trust Agreement, Amendment and Termination
7.   Changes of name.................................................  None
8.   Fiscal year.....................................................  Not applicable
9.   Litigation......................................................  None

                II. General Description of The Trust and Securities of the Trust

10.  (a)  Registered or bearer securities............................  Book-Entry Units
     (b)  Cumulative or distributive securities......................  Interest and Principal Distributions
     (c)  Redemption.................................................  Trustee Redemption
     (d)  Conversion, transfer, etc..................................  Book-Entry Units, Sponsors Repurchase, Trustee
                                                                       Redemption
     (e)  Periodic payment plan......................................  Not Applicable
     (f)  Voting rights..............................................  Trust Agreement, Amendment and Termination
     (g)  Notice to certificateholders...............................  Records, Portfolio, Substitution of Securities, Trust
                                                                       Agreement, Amendment and Termination, The
                                                                       Sponsors, The Trustee
     (h)  Consents required..........................................  Trust Agreement and Amendment, Trust Termination
     (i)  Other provisions...........................................  Tax Status
11.  Type of securities comprising units.............................  Objective, Portfolio, The Securities, Substitution of
                                                                       Securities
12.  Certain information regarding periodic payment certificates.....  Not Applicable


                                       -i-
740248.2

     Form N-8B-2                                                             Form S-6
     Item Number                                                       Heading in Prospectus
     -----------                                                       ---------------------

13.  (a)  Load, fees, expenses, etc..................................  Summary of Essential Information, Public Offering
                                                                       Price, Discounts, Sponsors' Profits, Trust
                                                                       Administration, Trust Expenses and Charges,
                                                                       Reinvestment Plan

     (b)  Certain information regarding periodic payment
               certificates..........................................  Not Applicable

     (c)  Certain percentages........................................  Summary of Essential Information, Public Offering
                                                                        Price, Discounts
     (d)  Price differences..........................................  Discounts, Distribution of Units

     (e)  Other loads, fees, expenses................................  None

     (f)  Certain profits receivable by depositors, principal
               underwriters, trustee or affiliated persons............ Trust Termination

     (g)  Ratio of annual charges to income..........................  Not Applicable

14.  Issuance of trust's securities..................................  Organization, Book-Entry Units

15.  Receipt and handling of payments from purchasers................  Public Offering Price

16.  Acquisition and disposition of underlying securities............  Organization, Substitution of Securities, Portfolio,
                                                                        Portfolio Supervision
17.  Withdrawal or redemption........................................  Summary of Essential Information, Market for Units,
                                                                        Sponsors Repurchase, Trustee Redemption
18.  (a)  Receipt, custody and disposition of income.................  Distributions

     (b)  Reinvestment of distributions..............................  Reinvestment Plan

     (c)  Reserves or special funds..................................  Distributions

     (d)  Schedule of distributions..................................  Not Applicable

19.  Records, accounts and reports...................................  Records

20.  Certain miscellaneous provisions of trust agreement

     (a)  Amendment..................................................  Trust Agreement and Amendment, Trust Termination

     (b)  Termination................................................  Trust Agreement and Amendment, Trust Termination

     (c)  and (d) Trustee, removal and successor.....................  The Trustee

     (e)  and (f) Depositor, removal and successor...................  The Sponsors

21.  Loans to security holders.......................................  None

22.  Limitations on liability........................................  The Sponsors, The Trustee Evaluation of the Trust

23.  Bonding arrangements............................................  Part II - Item A

24.  Other material provisions of trust agreement....................  None

             III. Organization, Personnel and Affiliated Persons of Depositor

25.  Organization of depositor.......................................  The Sponsors

26.  Fees received by depositor......................................  Not Applicable

27.   Business of depositor..........................................  The Sponsors


                                      -ii-
740248.2

     Form N-8B-2                                                              Form S-6
     Item Number                                                       Heading in Prospectus
     -----------                                                           ---------------------

28.  Certain information as to officials and affiliated persons of depositor..................................................  Not Applicable

29.  Voting securities of depositor..................................  Not Applicable

30.  Persons controlling depositor...................................  None

31.  Payments by depositor for certain services
          rendered to trust..........................................  Not Applicable

32.  Payments by depositor for certain other services
          rendered to trust..........................................  Not Applicable

33.  Remuneration of employees of depositor for certain services rendered to trust..........................................  Not Applicable

34.  Remuneration of other persons for certain services
          rendered to trust..........................................  Not Applicable

               IV. Distribution and Redemption of Securities

35.  Distribution of trust's securities by states....................  Distribution of Units

36.  Suspension of sales of trust's securities.......................  None

37.  Revocation of authority to distribute...........................  None

38.  (a)  Method of distribution.....................................  Distribution of Units

     (b)  Underwriting agreements....................................  Distribution of Units

     (c)  Selling agreements.........................................  Distribution of Units

39.  (a)  Organization of principal underwriters.....................  The Sponsors

     (b)  N.A.S.D. membership of principal underwriters..............  The Sponsors

40.  Certain fees received by principal underwriters.................  The Sponsors

41.  (a)  Business of principal underwriters.........................  The Sponsors

     (b)  Branch offices of principal underwriters...................  None

     (c)  Salesmen of principal underwriters.........................  Not Applicable

42.  Ownership of trust's securities by certain persons..............  Not Applicable

43.  Certain brokerage commissions received by
          principal underwriters.....................................  Not Applicable

44.  (a)  Method of valuation........................................  Summary of Essential Information, Statement of
                                                                        Financial Condition, Liquidity, Distributions

     (b)  Schedule as to offering price..............................  Summary of Essential Information

     (c)  Variation in offering price to certain persons.............  Distribution of Units, Discounts

45.  Suspension of redemption rights.................................  Not Applicable

46.  (a)  Redemption valuation.......................................  Summary of Essential Information, Market for Units,
                                                                        Termination, Offering Price, Sponsors Repurchase,
                                                                        Trustee Redemption
     (b)  Schedule as to redemption price............................   Summary of Essential Information


                                      -iii-
740248.2

     Form N-8B-2                                                            Form S-6
     Item Number                                                       Heading in Prospectus
     -----------                                                       ----------------------

47.  Maintenance of position in underlying securities............      Market for Units, Offering Price, Sponsors Repurchase,
                                                                        Trustee Redemption

              V. Information Concerning the Trustee or Custodian

48.  Organization and regulation of trustee..........................  The Trustee

49.  Fees and expenses of trustee....................................  Trust Expenses and Charges

50.  Trustee's lien..................................................  Trust Expenses and Charges

             VI. Information Concerning Insurance of Holders of Securities

51.  Insurance of holders of trust's securities......................  Not Applicable

                 VII. Policy of Registrant

52.  (a)  Provisions of trust agreement with respect to selection or elimination of underlying securities.......................  Portfolio Supervision, Substitution of Securities, Trust
                                                                        Agreement and Amendment, Trust Termination
     (b)  Transactions involving elimination of underlying
               securities............................................  Not Applicable

     (c)  Policy regarding substitution or elimination of underlying   Portfolio Supervision, Substitution of Securities, Trust
               securities.............................................  Agreement and Amendment, Trust Termination

     (d)  Fundamental policy not otherwise covered.................... None

53.  Tax status of trust.............................................  Tax Status

                     VIII. Financial and Statistical Information

54.  Trust's securities during last ten years........................  Not Applicable

55.  Hypothetical account for issuers of periodic payment plans......  Not Applicable

56.  Certain information regarding periodic payment certificates.....  Not Applicable

57.  Certain information regarding periodic payment plans............  Not Applicable

58.  Certain other information regarding
          periodic payment plans.....................................  Not Applicable

59.  Financial statements (Instruction 1(c) to Form S-6).............  Statement of Financial Condition


                                      -iv-
740248.2

                  Subject to completion, dated August 7, 1998
--------------------------------------------------------------------------------

                                  INSERT LOGO

--------------------------------------------------------------------------------

                            MCLAUGHLIN, PIVEN, VOGEL
                                FAMILY OF TRUSTS
                               THE PINNACLE TRUST

The Trust is a unit investment trust designated McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust (the "Trust"). The Sponsors are McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc. The objective of the Trust is to maximize total return through a combination of capital appreciation and current dividend income. The Sponsors can not give any assurance that the Trust's objective can be achieved. The Trust seeks to achieve its objective by attempting to outperform the Dow Jones Industrial Average ("DJIA") by creating a portfolio that combines the following three investment strategies: investing in the DJIA's ten highest dividend yielding common stocks ("Top Ten"), investing in the five lowest priced stocks of the Top Ten ("Focus Five") and investing in a single stock which is the second-lowest priced of the Focus Five ("Penultimate Pick"); each determined as of two business days prior to the Initial Date of Deposit. The name "Dow Jones Industrial Average" is the property of Dow Jones & Company, Inc., which is not affiliated with the Sponsors and has not participated in any way in the creation of the Trust or in the selection of the stocks included in the Trust and has not reviewed or approved any information included in this Prospectus. Dow Jones & Company, Inc. has not granted to the Trust or the Sponsors a license to use the Dow Jones Industrial Average. The value of the Units of the Trust will fluctuate with fluctuations in the value of the underlying Securities in the Trust. Therefore, Unitholders who sell their Units may receive more or less than their original purchase price upon sale. No assurance can be given that dividends will be paid or that the Units will appreciate in value. The Trust will terminate approximately fifteen months after the Initial Date of Deposit. Minimum Purchase: 100 Units. [The minimum purchase is 100 Units for individual purchasers, and 25 Units for purchases by custodial accounts or Individual Retirement Accounts, self-employed retirement plans (formerly Keogh Plans), pension funds and other tax-deferred retirement plans.]

This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trust and the Statement of Financial Condition of the Trust. Part B contains general information about the Trust. Part A may not be distributed unless accompanied by Part B. Please read and retain both parts of this Prospectus for future reference. The Securities and Exchange Commission ("SEC") maintains a website that contains reports, proxy and information statements and other information regarding the Trust which is filed electronically with the SEC. The SEC's Internet address is http:www.sec.gov. Offering materials for the sale of these Units available through the Internet are not being offered directly or indirectly to residents of a particular state nor is an offer of these units through the Internet specifically directed to any person in a state by, or on behalf of, the issuer.

================================================================================

================================================================================
       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC
             OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
               OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   PROSPECTUS PART A DATED SEPTEMBER __, 1998

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

SUMMARY OF ESSENTIAL INFORMATION AS OF SEPTEMBER __, 1998:*

DATE OF DEPOSIT: September __, 1998                             MINIMUM VALUE OF TRUST: The Trust may be terminated if the
AGGREGATE VALUE OF SECURITIES                 $                  value of the Trust is less than 40% of the aggregate value
AGGREGATE VALUE OF SECURITIES                                    of the Securities at the completion of the Deposit Period.
  PER 100 UNITS.............................  $                 MANDATORY TERMINATION DATE: The earlier of  ____________,
NUMBER OF UNITS.............................                     1999 or the disposition of the last Security in the Trust.
FRACTIONAL UNDIVIDED INTEREST IN                                CUSIP NUMBERS:  Cash:
TRUST.......................................  1/                                Reinvestment:
 PUBLIC OFFERING PRICE                                          TRUSTEE: The Chase Manhattan Bank
Aggregate Value of Securities in                                TRUSTEE'S FEE: $.   per 100 Units outstanding
Trust**.....................................  $                 OTHER FEES AND EXPENSES: $.   per 100 Units outstanding
Divided By ______ Units (times 100) ........  $                 SPONSORS: McLaughlin, Piven, Vogel Securities, Inc. and
Plus Sales Charge of 3.395% of Public                           Reich & Tang Distributors, Inc.
  Offering Price............................  $33.95            AGENT FOR SPONSORS:   Reich & Tang Distributiors, Inc.
Public Offering Price per 100 Units+........  $1,000.00          [SPONSORS' PORTFOLIO SUPERVISORY, BOOKKEEPING AND
SPONSOR'S REPURCHASE PRICE AND                                   ADMINISTRATIVE FEE:] Maximum of $.25 per 100 Units
 REDEMPTION PRICE PER 100 UNITS++...........  $                    outstanding (see "Trust Expenses and Charges" in Part B).
EVALUATION TIME: 4:00 p.m. New York Time.                       EXPECTED SETTLEMENT DATEo:       , 1998
MINIMUM INCOME OR PRINCIPAL                                     RECORD DATES: December 15 and June 15
DISTRIBUTION:  $1.00 per 100 Units                              DISTRIBUTION DATES: December 31 and June 30
LIQUIDATION PERIOD:  Beginning 5 days prior to the              ROLLOVER NOTIFICATION DATE***: _________,
Mandatory Termination Date.                                     1999 or another date as determined by the Sponsors.

------------------

       * The business day prior to the Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee made.
       ** Approximately $. of the proceeds from the Public Offering Price per 100 Units will be invested in Securities during, and liquidated at the completion of, the initial offering period, to reimburse the Sponsor for the payment of all or a portion of the estimated costs incurred in organizing the Trust ("organization costs")--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Trust portfolio. The reimbursement to the Sponsors for the organization costs will be paid to the Sponsors from the assets of the Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be reimbursed to the Sponsors. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsors and deducted from the assets of the Trust. See "Risk Considerations" for a discussion of the impact of a decrease in value of the Securities purchased with the Public Offering Price proceeds intended to be used to reimburse the Sponsors.
       *** If a Unitholder ("Rollover Unitholder") so specifies prior to the Rollover Notification Date, the Rollover Unitholder's terminating distribution will be reinvested as received in an available series of the [Pinnacle Trusts], if offered (see "Trust Administration--Trust Termination").
       + Except for the amount representing the estimated organization costs, on the Initial Date of Deposit there will be no cash in the Income or Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.
       ++ Any redemptions of over [2,500] Units may, upon request by a redeeming Unitholder, be made in kind. The Trustee will forward the distributed securities to the Unitholder's bank or broker-dealer account at The Depository Trust Company in book-entry form. As of the close of the initial offering period, the Sponsors' Repurchase Price and Redemption Price per 100 Units for the Trust will be reduced to reflect its estimated organization cost per 100 Units. See "Liquidity--Trustee Redemption" in Part B.
       o The business day on which all contracts to purchase securities in the Trust are expected to settle.


740253.2                                  A-2

OBJECTIVE. The objective of the Trust is to maximize total return through capital appreciation and current dividend income. The Trust seeks to achieve its objective by attempting to outperform the Dow Jones Industrial Average ("DJIA") (which is not affiliated with the Sponsors) by creating a portfolio that combines the following three investment strategies: (1) investing in the DJIA's ten (10) common stocks having the highest dividend yield (the "Top Ten"), (2) investing in the DJIA's five (5) common stocks having the lowest per share stock price of the Top Ten (the "Focus Five") and (3) investing in a single stock which is the DJIA's second-lowest priced of the Focus Five (the "Penultimate Pick"); each determined as of two business days prior to the Initial Date of Deposit. The combination of the three investment strategies is hereinafter referred to as the "Triple Strategy". The Trust's portfolio will be comprised of ten (10) stocks. Approximately 20% of the Trust's assets will be allocated to the Top Ten, approximately 60% will be allocated to the Focus Five and approximately 20% will be allocated to the Penultimate Pick. Within these three categories, stocks will be purchased in approximately equal dollar amounts. Due to the fact that all of the Focus Five are also represented in the Top Ten, and that the Penultimate Pick appears in both the Focus Five and Top Ten, overlap will result in a difference in the actual weighting of the stocks in the portfolio as well as the actual weighting of the three strategies relative to each other in the portfolio on the Initial Date of Deposit. For the actual percentage of each stock in the portfolio, see "Portfolio" herein. (Also, see "The Trust--Objective" and "The Trust--The Securities" in Part B.) As used herein, the term "highest dividend yield" means the yield for each Security calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed on that Security and dividing the result by the market value of that Security as of two business days prior to the Initial Date of Deposit. This rate is historical, and there is no assurance that any dividends will be declared or paid in the future on the Securities in the Trust. The Trust's annual total return may not exceed the DJIA in any one year; however, historically, long term cumulative returns from these strategies has outperformed the DJIA. As used herein, the term "Securities" means the common stocks initially deposited in the Trust and described in "Portfolio" in Part A and any additional common stocks acquired and held by the Trust pursuant to the provisions of the Indenture. Further, the Securities and therefore the Units may appreciate or depreciate in value, dependent upon the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the price of equity securities in general and the Securities in particular. Therefore, there is no guarantee that the objective of the Trust will be achieved.

PORTFOLIO. The Portfolio contains 10 issues of common stock. 100% of the issues are represented by the Sponsors' contracts to purchase. Based upon the principal business of each issuer and current market values, the following industries are represented in the Portfolio*: _________________. The Focus Five stocks are ___________________ ________________________ and the Penultimate Pick is
______________________,   a   ___________________company   with  a   significant
concentration in the ____________________________ industry.

PUBLIC OFFERING PRICE. The Public Offering Price per 100 Units of the Trust is equal to the aggregate value of the underlying Securities (the price at which they could be directly purchased by the public assuming they were available) in the Trust divided by the number of Units outstanding times 100 plus a sales charge of 3.395% of the Public Offering Price per 100 Units or 3.51% of the net amount invested in Securities per 100 Units. In addition, during the initial offering period, the Public Offering Price will include an amount sufficient to reimburse the Sponsors for the payment of all or a portion of the estimated organization costs of the Trust. The price of a single Unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 100 Units by 100 and multiplying by the number of Units. Any cash held by the Trust will be added to the Public Offering Price. For additional information regarding the Public Offering Price, repurchase and redemption of Units and other essential information regarding the Trust, see the "Summary of Essential Information." [During the initial offering period orders involving at least 10,000 Units will be entitled to a volume discount from the Public Offering Price.] The Public Offering Price per Unit may vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and the price to be paid by each investor will be computed as of the date the Units are purchased. (See "Public Offering" in Part B.)

------------------
* A trust is considered to be "concentrated" in a particular category or industry when the securities in that category or that industry constitute 25% or more of the aggregate face amount of the portfolio.


740253.2                           A-3

ESTIMATED NET ANNUAL DISTRIBUTIONS. The estimated net annual distributions to Unitholders (based on the most recent quarterly or semi-annual ordinary dividend distributed with respect to the Securities) as of [the business day] prior to the Initial Date of Deposit per 100 Units was $_____. This estimate will vary with changes in the Trust's fees and expenses, actual dividends received, and with the sale of Securities. In addition, because the issuers of common stock are not obligated to pay dividends, there is no assurance that the estimated net annual dividend distributions will be realized in the future.

DISTRIBUTIONS. Dividend distributions, if any, will be made semi-annually on the Distribution Dates to all Unitholders of record on the Record Date. For the specific dates representing the Distribution Dates and Record Dates, see "Summary of Essential Information" in Part A. The final distribution will be made within a reasonable period of time after the termination of the Trust. (See "Rights of Unitholders--Distributions" in Part B.) Unitholders may elect to automatically reinvest distributions (other than the final distribution in connection with the termination of the Trust), into additional Units of the Trust, which are subject to a reduced sales charge. See "Reinvestment Plan" in Part B.

MARKET FOR UNITS. The Sponsors, although not obligated to do so, intend to maintain a secondary market for the Units and to continuously offer to repurchase the Units of the Trust both during and after the initial public offering period. The secondary market repurchase price will be based on the market value of the Securities in the Trust portfolio and will be the same as the redemption price. (See "Liquidity--Sponsors Repurchase" for a description of how the secondary market repurchase price will be determined.) If a market is not maintained a Unitholder will be able to redeem his Units with the Trustee (see "Liquidity--Trustee Redemption" in Part B). As a result, the existence of a liquid trading market for these Securities may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of the Trust or of the liquidity of the Securities in any markets made. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.

TERMINATION. During the [5-day] period prior to the Mandatory Termination Date (the "Liquidation Period"), Securities will begin to be sold in connection with the termination of the Trust and all Securities will be sold or distributed by the Mandatory Termination Date. The Trustee may utilize the services of the Sponsors for the sale of all or a portion of the Securities in the Trust. Any brokerage commissions received by the Sponsor from the Trust in connection with such sales will be in accordance with applicable law. The Sponsors will determine the manner, timing and execution of the sales of the underlying Securities. The Sponsors will attempt to sell the Securities as quickly as it can during the Liquidation Period without, in its judgment, materially adversely affecting the market price of the Securities, but all of the Securities will in any event be disposed of by the end of the Liquidation Period. The Sponsors do not anticipate that the period will be longer than 5 days, and it could be as short as one day, depending on the liquidity of the Securities being sold.

Unitholders may elect one of the three options in receiving their terminating distributions: (1) to receive their pro rata share of the underlying Securities in-kind, [if they own at least 2,500 units,] (2) to receive cash upon the liquidation of their pro rata share of the underlying Securities or (3) to invest the amount of cash they would have received upon the liquidation of their pro rata share of the underlying Securities in units of a future series of [Pinnacle Trusts] (if one is offered) at a reduced sales charge (see "Rollover
Option"). See "Trust Administration--Trust Termination" in Part B for a description of how to select a termination distribution option. [Unitholders who have not chosen to receive distributions-in-kind will be at risk to the extent that the Securities are not sold; for this reason the Sponsor will be inclined to sell the Securities in as short a period as it can without materially adversely affecting the price of the Securities.]

ROLLOVER OPTION. Unitholders may elect to rollover their terminating distributions into the next available series of [Pinnacle Trusts] at a reduced sales charge. Rollover Unitholders must make this election on or prior to the Rollover Notification Date. Upon making this election, a Unitholder's Units will be redeemed and the proceeds will be reinvested in units of the next available series of [Pinnacle Trusts]. An election to rollover terminating distributions will generally be a taxable event. See "Trust Administration--Trust Termination" in Part B for details to make this election.

RISK CONSIDERATIONS. An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in any of the Securities including for common stocks, the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units). Further, the nature of the combination of the three investment strategies in the portfolio causes the Trust to be concentrated in the Penultimate Pick. The Penultimate Pick is a company deriving a substantial portion of its income from the _______________ industry, [the risk of investment in which may include changes in governmental regulation.] Investors should consider the greater risk of the Trust's concentration and the effect on their investment versus a more diversified portfolio and should compare returns available on less concentrated portfolios before making an investment decision. The portfolio of the Trust is fixed and not "managed" by the Sponsors. Since the Trust will not sell Securities in response to ordinary market fluctuation, but only (except for certain extraordinary circumstances) at the Trust's termination or to meet redemptions, the amount realized upon the sale of the Securities may not


740253.2                           A-4
be the highest price attained by an individual Security during the life of the Trust. In connection with the deposit of Additional Securities subsequent to the Initial Date of Deposit, if cash (or a letter of credit in lieu of cash) is deposited with instructions to purchase Securities, to the extent the price of a Security increases or decreases between the deposit and the time the Security is purchased, Units may represent less or more of that Security and more or less of the other Securities in the Trust. The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsors for the Trust's organization costs, may decrease in value during the initial offering period. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsors for the Trust's organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsors. In that event, the net asset value per Unit will be reduced by the amount of Securities sold. This will also result in an increase in the cost per Unit of the reimbursement to the Sponsors. In addition, brokerage fees incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations during the period from the time of deposit to the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the income per Unit received by the Trust.

The Sponsors cannot give any assurance that the business and investment objectives of the issuers of the Securities will correspond with or in any way meet the limited term objective of the Trust. (See "Risk Considerations" in Part B of this Prospectus.)

REINVESTMENT PLAN. Unitholders may elect to automatically reinvest their distributions, if any (other than the final distribution in connection with the termination of the Trust) into additional units of the Trust at a reduced sales charge of [1.00]%. See "Reinvestment Plan" in Part B for details on how to enroll in the Reinvestment Plan.

UNDERWRITING. McLaughlin, Piven, Vogel Securities, Inc., 30 Wall Street, New York, New York 10005, will act as Underwriter for all of the Units of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust [The Underwriter will distribute Units to its customers as well as through various broker-dealers, banks and/or other eligible participants.] (See "Public Offering--Distribution of Units" in Part B).


740253.2                                A-5

                            MCLAUGHLIN, PIVEN, VOGEL
                                FAMILY OF TRUSTS
                               THE PINNACLE TRUST

 STATEMENT OF FINANCIAL CONDITION AS OF OPENING OF BUSINESS, SEPTEMBER __, 1998

                                     ASSETS

Investment in Securities--Sponsor's Contracts to Purchase
     Underlying Securities Backed by Letter of Credit (cost $_______)
(Note 1).........................................................    $

Total                                                                $
                                                                     ==========

                    LIABILITIES AND INTEREST OF UNITHOLDERS

Reimbursement to Sponsors for Organization Costs (Note 2).........   $

Interest of Unitholders - Units of Fractional
     Undivided Interest Outstanding (Series __: ______ Units).....   -----------
Total.............................................................   $
                                                                     ===========
Net Asset Value per Unit..........................................   $
                                                                     ===========
-------------------------
Notes to Statement:
     (1) McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust (the "Trust") is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940. The objective of the Trust, sponsored by McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc. (the "Sponsors") is to maximize total return through capital appreciation and current dividend income. On September __, 1998, the "Date of Deposit", Portfolio Deposits were received by The Chase Manhattan Bank, the Trust's Trustee, in the form of executed securities transactions, in exchange for units of the Trust. An irrevocable letter of credit issued by BankBoston in an amount of $_______ has been deposited with the Trustee for the benefit of the Trust to cover the purchases of such Securities as well as any outstanding purchases of previously-sponsored unit investment trusts of the Sponsors. Aggregate cost to the Trust of the Securities listed in the Portfolio is determined by the Trustee on the basis set forth under "Public Offering--Offering Price" as of 4:00 p.m. on September __, 1998. The Trust will terminate on December __, 1999 or earlier under certain circumstances as further described in the Prospectus.

     (2) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsors for all or a portion of the costs of establishing the Trust. These costs have been estimated at [$____] per 100 Units for the Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsors will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsors and deducted from the assets of the Trust.

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.



740253.2                          A-6

                            MCLAUGHLIN, PIVEN, VOGEL
                                FAMILY OF TRUSTS
                               THE PINNACLE TRUST

                                    PORTFOLIO

                  AS OF OPENING OF BUSINESS, SEPTEMBER __, 1998


 Portfolio        Number of
   No.            Shares           Name of Issuer(1)
----------        ----------       -------------------
1
2
3
4
5
6
7
8
9
10

                            Market Value
                            of Stocks as                                      Cost of
                            a Percentage        Current                      Securities
 Portfolio   Ticker           of the            Dividend     Market Value   to the Trust
   No.       Symbol          Trust(2)           Yield (3)     Per Share         (4)
----------   ------         -----------    -------------  -------------   --------------
1
2
3
4
5
6
7
8
9
10


Total Investment in Securities  ------                                          ------
                                 100%                                           $
                                ======                                          ======

                             FOOTNOTES TO PORTFOLIO

(1) Contracts to purchase the Securities were entered into on September __, 1998. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be September __, 1998.

(2) Based on the cost of the  Securities to the Trust.

(3) Current Dividend Yield for each security was calculated by annualizing the last quarterly or semi-annual ordinary dividend received on the security and dividing the result by its market value as of the close of trading on [September __, 1998].

(4) Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on the day prior to the Initial Date of Deposit. The Sponsors' Purchase Price is $_______. The Sponsors' Gain/Loss on the Initial Date of Deposit is $___.

The accompanying notes form an integral part of the Financial Statements.


740253.2                           A-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustee and Unitholders,
    McLaughlin, Piven, Vogel Family of Trusts,
    The Pinnacle Trust

     In our opinion, the accompanying Statement of Financial Condition, including the Portfolio, presents fairly, in all material respects, the financial position of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust (the "Trust") at opening of business, September __, 1998, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Trust's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of the contracts for the securities at opening of business, September __, 1998, by correspondence with the Sponsors, provides a reasonable basis for the opinion expressed above.


______________________________

September __, 1998

740253.2                               A-8

        NOW YOU CAN TAKE ADVANTAGE OF THREE WINNING STRATEGIES

THE TRUST
----------

     Investing in the stock market has proven year after year to be a good way to beat inflation. The Dow Jones Industrial Average (DJIA)* is a leading stock market indicator that provides the data for this fact. This average is a sampling of thirty stocks that represent some of the largest and strongest companies in the world. Their long record of steady earnings, financial resources and economic power have earned them the investor confidence that has given them the nickname "blue chip" stocks.

THE STRATEGY
------------

     Now you have the opportunity to invest in three strategies simultaneously that have been proven to "beat" the DJIA without having to spend the time, effort and money to buy each stock individually. The Pinnacle Trust is a unit investment trust portfolio designed to take advantage of three winning strategies. Historically, these three strategies have each individually beaten the returns of the DJIA over the past twenty-two years. The first strategy is to pick the Top Ten highest yielding stocks of the thirty stocks that are contained in the DJIA. The second strategy is to choose the five lowest priced stocks of the Top Ten. These are called the Focus Five. The last strategy is to choose the second lowest priced stock of the Focus Five. This is called the Penultimate Pick. These three strategies are then combined to produce a portfolio of ten stocks with the weighting among the strategies selected by the Sponsors. Each stock's concentration will reflect the individual weightings of the three strategies. Both Chart A and Chart B show the effect these strategies may have on your investment. For example, if you had invested $10,000 in 1975 in the DJIA, your investment would be worth approximately $250,000 today. But if, hypothetically, you had invested the same $10,000 applying the Triple Strategy, your investment would be worth approximately $1,000,000 today. These hypothetical returns do not include sales charges, commissions, or reflect the effect of market fluctuations if a stock in the portfolio of one of the strategies was sold at any point in time. There can be no assurance that these results will be achieved as past performance is no guarantee of future results.



         [insert chart A]                          [insert chart B]













_______________________

* The DJIA is the property of Dow Jones & Company, Inc. and the company is not affiliated with the Sponsors and has not participated in any way in the creation of the trust or in the portfolio and has not approved any information included herein.


740253.2

THE TRUST'S CONCEPT
-------------------

     The Trust's concept is a simple one: To create a portfolio which combines these three "winning" strategies. The diversification of the Top Ten stocks combined with a concentration of the higher yielding Penultimate Pick and the Focus Five stocks gives the Trust the opportunity to produce above average returns. The portfolio is held for one year and then it is liquidated. (For more information see "Options at termination" below.)

TRIPLE STRATEGY TRUST INVESTING:
-------------------------------

     Time Invested vs. Investment Timing - This Trust is based on the theory that you are rolling over your portfolio each year. The Trust may not exceed the DJIA in any one year; however, historically, long term cumulative returns from this philosophy beat the DJIA. It's not the timing of the purchase that counts, it's the length of time that you are invested.

     Contrarian Reasoning - Buy what others are selling.

     Dividends Count - Dividends contribute greatly to your total return.

     Layered Strategies Work - Look at the charts and notice how the DJIA has been beaten by these three strategies. It is our opinion that if one strategy works well then three strategies may work better.

                        ONE PORTFOLIO, THREE STRATEGIES

                          ---------------------------

IF YOU ARE LOOKING FOR A GOOD OPPORTUNITY TO INVEST WITH A STRATEGY THAT HAS CONSISTENTLY OUTPERFORMED THE MOST POPULAR STOCK MARKET INDICATOR, THEN THIS MAY BE THE INVESTMENT FOR YOU.

                             FEATURES and BENEFITS

     Convenience - Ownership of ten blue chip stocks with the ease of a single purchase.

     Liquidity - You may sell your units on any business day at the then current net asset value. However, since market values fluctuate, your units may be worth more or less than your original investment.

     Low minimum investment - May be as low as $1,000.

     Options at termination - You may receive cash, stock-in-kind (unitholders owning 2,500 units or more) or roll your proceeds into the new Triple Strategy Trust, if available, at a reduced sales charge.

     No management fees - This is an unmanaged portfolio and therefore no additional management fees are charged.

Risk Considerations - An investment in Units of the Trust should be made with an understanding of the risks associated with investments in common stocks, which include the risk that the financial condition of the issuers may become impaired or that the general condition of the stock market may worsen. In addition, because the Trust may be considered to be "concentrated" in stocks of companies deriving a substantial portion of their income from a singular industry, and that the combination of the three investment strategies causes the Trust to be "concentrated" in the Penultimate Pick, investors should consider the greater risk of such concentrations and the effect on their investment versus a more diversified portfolio and compare those returns before making an investment decision. Units of the Trust are not deposits or obligations of, or guaranteed by, any bank and Units are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation and involve investment risk including loss of principal.



740253.2

--------------------------------------------------------------------------------

                                 [INSERT LOGO]

--------------------------------------------------------------------------------


                            MCLAUGHLIN, PIVEN, VOGEL
                                FAMILY OF TRUSTS
                               THE PINNACLE TRUST


                               PROSPECTUS PART B

                      PART B OF THIS PROSPECTUS MAY NOT BE
                       DISTRIBUTED UNLESS ACCOMPANIED BY
                                     PART A

                                   THE TRUST

     ORGANIZATION. McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust consists of a "unit investment trust" designated as set forth in Part A. The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the Initial Date of Deposit, among McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc., as Sponsors, and The Chase Manhattan Bank, as Trustee.

     On the Initial Date of Deposit, the Sponsors deposited with the Trustee common stock, including funds and delivery statements relating to contracts for the purchase of certain such securities (collectively, the "Securities") with an aggregate value as set forth in Part A and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases. Thereafter the Trustee, in exchange for the Securities so deposited, has registered on the registration books of the Trust evidence of the Sponsors' ownership of all Units of the Trust. The Sponsors have a limited right to substitute other securities in the Trust portfolio in the event of a failed contract. See "The Trust--Substitution of Securities." The Sponsors may also, in certain circumstances, direct the Trustee to dispose of certain Securities if the Sponsors believe that, because of market or credit conditions, or for certain other reasons, retention of the Security would be detrimental to Unitholders. See "Trust Administration Portfolio--Supervision."

     As of the Initial Date of Deposit, a "Unit" represents an undivided interest or pro rata share in the Securities and cash of the Trust in the ratio of one hundred Units for the indicated amount of the aggregate market value of the Securities initially deposited in the Trust as is set forth in the "Summary of Essential Information." As additional Units are issued by the Trust as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsors, or until the termination of the Trust Agreement.

     DEPOSIT OF ADDITIONAL SECURITIES. With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsors established a proportionate relationship among the initial aggregate value of specified Securities in the Trust. During the 90 days subsequent to the Initial Date of Deposit (the "Deposit Period"), the Sponsors may deposit additional Securities in the Trust that are substantially similar to the Securities already deposited in the Trust ("Additional Securities"), contracts to purchase Additional Securities or cash with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship of the number of shares of each Security in the Trust portfolio on the Initial Date of Deposit. These additional Units, which will result in an increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, or unavailability of Securities. The composition of the Trust


740253.2                               B-1
portfolio may change slightly based on certain adjustments made to reflect the disposition of Securities and/or the receipt of a stock dividend, a stock split or other distribution with respect to such Securities, including Securities received in exchange for shares or the reinvestment of the proceeds distributed to Unitholders. Deposits of Additional Securities in the Trust subsequent to the Deposit Period must replicate exactly the existing proportionate relationship among the number of shares of Securities in the Trust portfolio. Substitute Securities may be acquired under specified conditions when Securities originally deposited in the Trust are unavailable (see "The Trust--Substitution of Securities" below).

     OBJECTIVE. The objective of the Trust is to maximize total return through capital appreciation and current dividend income. The Trust seeks to achieve its objective by attempting to outperform the Dow Jones Industrial Average ("DJIA") (which is not affiliated with the Sponsors) by creating a portfolio that combines the following three investment strategies: (1) investing in the DJIA's ten (10) common stocks having the highest dividend yield (the "Top Ten"), (2) investing in the DJIA's five (5) common stocks having the lowest per share stock price of the Top Ten (the "Focus Five") and (3) investing in a single stock which is the DJIA's second-lowest priced of the Focus Five (the "Penultimate Pick"); each determined as of two business days prior to the Initial Date of Deposit. The combination of the three investment strategies is hereinafter referred to as the "Triple Strategy".The Trust's portfolio will be comprised of ten (10) stocks. Approximately 20% of the Trust's assets will be comprised of the Top Ten, approximately 60% will be comprised of the Focus Five and approximately 20% will be comprised of the Penultimate Pick. Within these three categories, stocks will be purchased in approximately equal dollar amounts. Due to the fact that all of the Focus Five are also represented in the Top Ten, and that the Penultimate Pick appears in both the Focus Five and Top Ten, overlap will result in a difference in the actual weighting of the stocks in the portfolio as well as the actual weighting of the three strategies relative to each other in the portfolio on the Initial Date of Deposit. For the actual percentage of each stock in the portfolio, see "Portfolio" in Part A. (Also see "The Trust--Objective" and "The Trust--The Securities" in Part B.) As used herein, the term "highest dividend yield" means the yield for each Security calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed on that Security and dividing the result by the market value of that Security as of two business days prior to the Initial Date of Deposit. This rate is historical, and there is no assurance that any dividends will be declared or paid in the future on the Securities in the Trust. As used herein, the term "Securities" means the common stocks initially deposited in the Trust and described in "Portfolio" in Part A and any additional common stocks acquired and held by the Trust pursuant to the provisions of the Indenture.

Investing in DJIA stocks with the highest dividend yields may be effective in achieving the Trust's investment objective because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on DJIA stocks as a group. There can be no assurance that the dividend rates will be maintained. Reduction or elimination of a dividend could adversely affect the stock price as well. Purchasing a portfolio of these stocks as opposed to one or two stocks can achieve a more diversified holding. There is only one investment decision instead of ten. An investment in the Trust can be cost-efficient, avoiding the odd-lot costs of buying small quantities of securities directly. An investment in a number of companies with high dividends relative to their stock prices is designed to increase the Trust's potential for higher returns. The Trust's return will consist of a combination of capital appreciation and current dividend income. The Trust will terminate in approximately fifteen months, at which time investors may choose to either receive the distributions in kind (if they own at least 2,500 Units), in cash or reinvest in a subsequent series of [Pinnacle Trusts] (if available) at a reduced sales charge. Further, the Securities may appreciate or depreciate in value, dependent upon the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Investors should note that the Trust's selection criteria was applied to the Securities two business days prior to the Initial Date of Deposit. Since the Sponsors may deposit additional Securities in connection with the sale of additional Units, the yields on these Securities may change subsequent to the Initial Date of Deposit. Therefore, there is no guarantee that the objective of the Trust will be achieved.

     THE SECURITIES. Each of the Securities has been taken from the Dow Jones Industrial Average ("DJIA"). The DJIA comprises 30 common stocks chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the DJIA may be changed at any time for any reason. Any changes in the components of the DJIA after the date of this Prospectus will not cause a change in the identity of the common stocks included in the Trust's portfolio, including any Additional Securities deposited in the Trust.


740253.2                           B-2

     The first DJIA, consisting of 12 stocks, was published in The Wall Street Journal in 1896. The list grew to 20 stocks in 1916 and to 30 stocks on October 1, 1928. Taking into account a number of name changes, 6 of the original companies are still in the DJIA today. For two periods of 17 consecutive years each, there were no changes to the list: March 1939 - July 1956 and June 1959 - August 1976. The DJIA last changed on March 17, 1997.

List as of October 1, 1928          Current List
--------------------------          ------------
Allied Chemical                     AT&T Corporation
American Can                        Allied Signal
American Smelting                   Aluminum Company of America
American Sugar                      American Express Company
American Tobacco                    Boeing Company
Atlantic Refining                   Caterpillar Inc.
Bethlehem Steel Corporation         Chevron Corporation
Chrysler Corporation                Coca-Cola Company
General Electric Company            E.I. du Pont de Nemours & Company
General Motors Corporation          Eastman Kodak Company
General Railway Signal              Exxon Corporation
Goodrich                            General Electric Company
International Harvester             General Motors Corporation
International Nickel                Goodyear Tire & Rubber Company
Mack Trucks                         Hewlett-Packard Co.
Nash Motors                         International Business Machines Corporation
North American                      International Paper Company
Paramount Publix                    Johnson & Johnson
Postum, Inc.                        J.P. Morgan & Company
Radio Corporation of America (RCA)  McDonald's Corporation
Sears, Roebuck & Company            Merck & Company, Inc.
Standard Oil of New Jersey          Minnesota Mining & Manufacturing Company
Texas Corporation                   Philip Morris Companies, Inc.
Texas Gulf Sulphur                  Proctor & Gamble Company
Union Carbide Corporation           Sears, Roebuck & Company
United States Steel Company         Travelers Corp. Inc.
Victor Talking Machine              Union Carbide Corporation
Westinghouse Electric Corporation   United Technologies Corporation
Woolworth Corporation               Wal-Mart Stores, Inc.
Wright Aeronautical                 Walt Disney Company

     The yield for each Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed and dividing the result by the market value of the Security as of two business days prior to the Initial Date of Deposit. This formula (an objective determination) served as the basis for the Sponsors' selection of the Top Ten. The companies represented in the Trust are some of the most well-known and highly capitalized companies in America. The Securities were selected irrespective of any research recommendation by the Sponsors. Investing in the stocks of the DJIA may be effective as well as conservative because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on stocks of the DJIA as a group.

     Although the McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust was not available until this year, during the last 23 years, the strategy of investing in approximately equal values of the ten highest yielding stocks each year generally would have yielded a higher total return than an investment in all 30 stocks which make up the DJIA. The following table shows the hypothetical performance of investing approximately equal amounts in each of the Top Ten, Focus Five, Penultimate Pick and the combined Triple Strategy at the beginning of each year and rolling over the proceeds. The total returns do not reflect sales charges, commissions or taxes. These results represent past performance of the Top Ten, Focus Five, Penultimate Pick and Triple Strategy, and should not be considered indicative of future results of the Trust. The Trust's annual total return may not exceed the DJIA in any one year; however, historically, long term cumulative total returns from these strategies has outperformed the cumulative returns of the DJIA. The Top Ten, Focus Five, Penultimate Pick and Triple Strategy each underperformed the DJIA in certain years. Also, investors in the Trust may not realize as high a total return as on a direct


740253.2                           B-3
investment in each of the Top Ten, Focus Five, Penultimate Pick or Triple Strategy since the Trust has sales charges and expenses and may not be fully invested at all times. Unit prices fluctuate with the value of the underlying stocks, and there is no assurance that dividends on these stocks will be paid or that the Units will appreciate in value.

     The following table compares the actual performance of the DJIA and approximately equal values of each of the Top Ten, Focus Five, Penultimate Pick or Triple Strategy in each of the past 23 years, as of December 31 in each of these years:


                         COMPARISON OF TOTAL RETURNS(1)

                                                                       Dow Jones
                                                                      Industrial
                                               Penultimate    Triple    Average
    Year Ended      Top Ten(2)    Focus Five(2)   Pick(2)    Strategy(3) (DJIA)
    ----------      ----------    ----------   -----------   --------  ---------

       1975         55.90%        70.10%       157.20%         84.68%     44.40%
       1976         34.80         40.76         55.10          42.46      22.70
       1977          0.90          4.50          4.30           3.74     -12.70
       1978          0.10          1.70          1.00           1.20       2.70
       1979         12.40          9.90        -10.10           6.40      10.50
       1980         27.22         40.52         50.60          39.86      21.50
       1981          5.00          0.00         27.30           6.46      -3.40
       1982         23.60         37.40         95.30          46.22      25.79
       1983         38.70         36.11         36.10          36.62      25.70
       1984          7.60         12.60         -2.80           8.52       1.10
       1985         29.50         37.84         26.40          33.86      32.80
       1986         32.10         27.90         29.60          29.08      26.90
       1987          6.10         11.06          3.30           8.54       6.00
       1988         22.90         18.40         19.50          19.52      16.00
       1989         26.50         10.50         12.90          14.18      31.70
       1990         -7.57        -15.27        -17.40         -14.12      -0.40
       1991         39.30         61.79        185.60          82.12      23.90
       1992          7.90         23.10         69.10          29.26       7.40
       1993         27.30         34.30         39.10          33.86      16.80
       1994          4.15          8.60        -37.40          -1.50       4.90
       1995         36.70         30.50         21.70          29.98      36.40
       1996         27.90         26.00         28.10          26.80      28.90
       1997

--------------------------------

(1)  Total Return  represents the sum of Appreciation and Actual Dividend Yield.
     (i) Appreciation for the Top Ten, Focus Five and Penultimate Pick is calculated by subtracting the market value of these stocks as of the first trading day on the New York Stock Exchange in a given year from the market value of those stocks as of the last trading day in that year, and dividing the result by the market value of the stocks as of the first trading day in that year. Appreciation for the DJIA is calculated by subtracting the opening value of the DJIA as of the first trading day in each year from the closing value of the DJIA as of the last trading day in that year, and dividing the result by the opening value of the DJIA as of the first trading day in that year. (ii) Actual Dividend Yield for the Top Ten, Focus Five and Penultimate Pick is calculated by adding the total dividends received on the stocks in the year and dividing the result by the market value of the stocks as of the first trading day in that year. Actual Dividend Yield for the DJIA is calculated by taking the total dividends credited to the DJIA and dividing the result by the opening value of the DJIA as of the first trading day in that year. Total return does not take into consideration any sales charges, commissions, expenses or taxes.

(2) The Top Ten, Focus Five and Penultimate Pick in any given year were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of that year, based upon an annualization of the last quarterly or semi-annual regular dividend distribution (which would have been declared in the preceding year) divided by that stock's market value on the first trading day on the New York Stock Exchange in that year.

(3) The Triple Strategy combines the Total Return of the three investment strategies, the Top Ten, Focus Five and Penultimate Pick, in any given year based upon the same weighted average which the Trust will be employing: 20% comprised of the Top Ten, 60% of the Focus Five and 20% of the Penultimate Pick.

     These results represent past performance and should not be considered indicative of future results of the Trust. Unit prices may fluctuate with the value of the underlying stocks, and there is no assurance that dividends on these stock will be paid or that the Units will appreciate in value.

740253.2                                B-4

     The contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

     SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Security that has been purchased for the Trust under a contract ("Failed Securities"), the Sponsors are authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Substitute Securities") to make up the original corpus of the Trust.

     The Substitute Securities must be purchased within 20 days after delivery of the notice of the failed contract. Where the Sponsors purchase Substitute Securities in order to replace Failed Securities, the purchase price may not exceed the purchase price of the Failed Securities and the Substitute Securities must be substantially similar to the Securities originally contracted for and not delivered.

     Whenever a Substitute Security has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the Trust of the acquisition of the Substitute Security and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security plus accrued interest, if any.

     In the event no reinvestment is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under "Rights of Unitholders--Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date.

                              RISK CONSIDERATIONS

     FIXED PORTFOLIO. The value of the Units will fluctuate depending on all of the factors that have an impact on the economy and the equity markets. These factors similarly impact the ability of an issuer to distribute dividends. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, securities of a unit investment trust, such as the Trust, are not subject to such frequent changes based upon continuous analysis. All the Securities in the Trust are liquidated during a 30-day period at the termination of the fifteen month life of the Trust. Since the Trust will not sell Securities in response to ordinary market fluctuation, but only at the Trust's termination or upon the occurrence of certain events, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. Some of the Securities in the Trust may also be owned by other clients of the Sponsors and their affiliates. However, because these clients may have differing investment objectives, the Sponsors may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. Investors should consult with their own financial advisers prior to investing in the Trust to determine its suitability. (See "Trust Administration--Portfolio Supervision" below.)

     ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsors may deposit Additional Securities, contracts to purchase Additional Securities or cash with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsors for the Trust's organization costs, may decrease in value during the initial offering period. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsors for the Trust's organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsors. In that event, the net asset value per Unit will be reduced by the amount of Securities sold. This will also result in an increase in the cost per Unit of the reimbursement to the Sponsors. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the


740253.2                           B-5

Income per Unit received by the Trust. In particular, Unitholders who purchase Units during the initial offering period would experience a dilution of their investment as a result of any brokerage fees paid by the Trust during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trust will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time. In addition, subsequent deposits to create such additional Units will not be deposit of a bank letter of credit. In the event that the Sponsors do not deliver cash in consideration for the additional Units delivered, the Trust may be unable to satisfy its contracts to purchase the Additional Securities. The failure of the Sponsors to deliver cash to the Trust, or any delays in the Trust receiving such cash, may have significant adverse consequences for the Trust.

     COMMON STOCK. Since the Trust contains common stocks of domestic issuers, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units). Additional risks include risks associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

     Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Trust thus may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

     PENULTIMATE PICK. The Trust may be considered to be "concentrated" in common stock of a particular issuer. Information regarding such company is available by inspecting or copying certain reports, proxies and informational statements and other information filed by such company in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained at the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies can be obtained from the Public Reference Section of the Securities and Exchange Commission at the same address at prescribed rates.

     [TELEPHONE COMPANIES. The Trust may be considered to be concentrated in the common stock of a company engaged in the telephone company industry and, as a result, the value of the Units of the Trust may be susceptible to factors affecting this industry. The telephone company industry is subject to governmental regulation and the products and services of such companies may be subject to rapid obsolescence. These factors could affect the value of the Trust's Units.

     Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. The Act of 1996 ("Telecommunications Act") enacted in February 1996 provides that local telephone companies, long-distance carriers, and cable television operators could enter each others' markets. The Telecommunications Act nationalized the interpenetration of markets which has already existed


740253.2                           B-6
in certain parts of the country. For telephone companies, the ability to provide all of these services is important for two reasons. First, if other market participants are providing one-stop shopping, a company that doesn't do so would be at a competitive disadvantage. Second, new services would obviously provide new revenue sources, which would be increasingly important to companies that are potentially losing customers in their core businesses.

     For local telephone companies, long-distance carriers, and cable providers alike, the deregulation triggered by the Telecommunications Act presents special risks. On the one hand, a company can gain new revenue sources by providing new services and entering new markets. However, the added competition in all segments may result in tighter profit margins for all players. Although local telephone operators and cable providers have operated in near-monopolies in the past, the cable industry in offering local telephone services may compete with the telephone companies because cable companies already have direct links to customers, with active connections to more than 60% of all U.S. households.

     Further, although already a highly competitive industry, the long-distance business is facing new competition from the regional Bell operating companies. Under the terms of the new federal law, the Bells may now offer long-distance services to their cellular customers, and they may also provide traditional landline long-distance services to customers outside their own operating territories. The Bells will be allowed to offer in-region landline long-distance service only after their own local markets are opened to competition. They must first comply with a 14-point checklist before they can apply for Federal Communications Commission ("FCC") authorization to offer in-region service. The FCC is required to make this decision with input from the Department of Justice ("DOJ"), although no formal DOJ approval is required. The Bells, who could enter the in-region long-distance market in 1997 or thereafter, with their direct links to customers, will compete with the existing providers.

     The Sponsors believe that the information summarized above for the telephone companies describes some of the more significant aspects relating to the risks associated with investing in the Trust which may have a "concentration" in this industry. The sources of such information are obtained from research reports as well as other publicly available documents. While the Sponsors have not independently verified this information, they have no reason to believe that such information is not correct in all material respects.]

     YEAR 2000 ISSUE. Many existing computer programs use only two digits to identify a year in the date field and were designed and developed without considering the impact of the upcoming change in the century. Therefore, for example, the year "2000" would be incorrectly identified as the year "1900". If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000, requiring substantial resources to remedy. The Sponsors and Trustee believe that the "Year 2000" problem is material to their business and operations and could have a material adverse effect on the Sponsors' and the Trustee's results of operations and, in turn, cash available for distribution by the Trustee. Although the Sponsors and the Trustee are addressing the problem with respect to their business operations, there can be no assurance that the "Year 2000" problem will be properly or timely resolved. The "Year 2000" problem may also adversely affect issuers of the Securities contained in the Trust to varying degrees based upon various factors. The Sponsors are unable to predict what effect, if any, the "Year 2000" problem will have on such issuers.

     LEGISLATION. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction which is available to certain corporations. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors that can take advantage of the deduction. The House and Senate have passed and the President has stated that he will sign, legislation that would reduce to more than 12 months (from more than 18 months) the holding period required for non-corporate investors to be eligible for the reduced tax rate of 20% for capital gains. Investors are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in the Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum industry, may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

     LEGAL PROCEEDINGS AND LITIGATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have


740253.2                           B-7
a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

     GENERALLY. There is no assurance that any dividends will be declared or paid in the future on the Securities. Investors should be aware that there is no assurance that the Trust's objective will be achieved.

                                PUBLIC OFFERING

     OFFERING PRICE. In calculating the Public Offering Price, the aggregate value of the Securities and any cash held to purchase Securities is divided by the number of Units outstanding. In addition, during the initial offering period a portion of the Public Offering Price per 100 Units also consists of an amount sufficient to pay the per 100 Units portion of all or a part of the cost incurred in organizing and offering the Trust. See "Trust Expenses and Charges." The aggregate value of the Securities is determined in good faith by the Trustee on each "Business Day" as defined in the Indenture in the following manner: because the Securities are listed on a national securities exchange, this evaluation is based on the closing sale prices on that exchange as of the Evaluation Time (unless the Trustee deems these prices inappropriate as a basis for valuation). If the Trustee deems these prices inappropriate as a basis for evaluation, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or by such other appraisal deemed appropriate by the Trustee or (c) by any combination of the above, each as of the Evaluation Time.

     [VOLUME AND OTHER] DISCOUNTS. [Units are available at a volume discount from the Public Offering Price during the initial public offering based upon the number of Units purchased. This volume discount will result in a reduction of the sales charge applicable to such purchases. The amount of the volume discount and the approximate reduced sales charge on the Public Offering Price applicable to such purchases are as follows:


           NUMBER OF UNITS                   APPROXIMATE REDUCED SALES CHARGE
           ---------------                   --------------------------------
      10,000 but less than 25,000                        ____%
      25,000 but less than 50,000                        ____%
      50,000 but less than 100,000                       ____%
      100,000 or more                                    ____%]

     [For transactions of at least 100,000 Units or more, the Sponsors intends to negotiate the applicable sales charge and such charge will be disclosed to any such purchaser.]

     [These discounts will apply to all purchases of Units by the same purchaser during the initial public offering period. Units purchased by the same purchasers in separate transactions during the initial public offering period will be aggregated for purposes of determining if such purchaser is entitled to a discount provided that such purchaser must own at least the required number of Units at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.]

     [The holders of units of prior series of [Pinnacle Trusts] (the "Prior Series") may "rollover" into this Trust by exchanging units of the Prior Series for Units of the Trust at their relative net asset values plus the applicable sales charge. Unitholders maintaining an account at McLaughlin, Piven, Vogel Securities, Inc. exercising this option, may purchase such Units subject to a reduced sales charge of 2.395%. An exchange of a Prior Series for Units of the Trust will generally be a taxable event. The rollover option described herein will also be available to investors in the Prior Series who elect to purchase Units of the Trust within 60 days of their liquidation of units in the Prior Series (see "Trust Termination").]

     Unitholders [with a brokerage account at McLaughlin, Piven, Vogel Securities, Inc.] will receive one commission-free trade to buy equity securities any time following the first settlement date of the Trust (see "Summary of Essential Information" in Part A). Unitholders executing a commission-free trade to buy equity securities will be charged a 14 1/2 cents processing fee.


740253.2                            B-8

     Employees (and their immediate families) of McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc. (and their affiliates) and of the special counsel to the Sponsors, may, pursuant to employee benefit arrangements, purchase Units of the Trust at a price equal to the aggregate value of the underlying securities in the Trust during the initial offering period, divided by the number of Units outstanding [at no sales charge.] Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsors' secondary market, so long as it is being maintained.

     [Investors in any open-end management investment company or unit investment trust that have purchased their investment within a five-year period prior to the date of this Prospectus can purchase Units of the Trust in an amount not greater in value than the amount of said investment made during this five-year period at a reduced sales charge of ____% of the public offering price.]

     [Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a volume discount) less the concession the Sponsors typically allow to brokers and dealers for purchases (see "Public Offering--Distribution of Units") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who, for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive the volume discount.]

     DISTRIBUTION OF UNITS. During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, Units will be distributed by the Sponsors [and dealers] at the Public Offering Price. The initial offering period is thirty days after each deposit of Securities in the Trust and the Sponsors may extend the initial offering period for successive thirty day periods. [Certain banks and thrifts will make Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.]

     [The Sponsors intend to qualify the Units for sale in substantially all States through dealers who are members of the National Association of Securities Dealers, Inc. Units may be sold to dealers at prices which represent a concession of up to ____% per Unit, subject to the Sponsors' right to change the dealers' concession from time to time. In addition, for transactions of at least 100,000 Units or more, the Sponsors intend to negotiate the applicable sales charge and such charge will be disclosed to any such purchaser. Such Units may then be distributed to the public by the dealers at the Public Offering Price then in effect. The Sponsors reserve the right to reject, in whole or in part, any order for the purchase of Units. The Sponsors reserve the right to change the discounts from time to time.]

     [Broker-dealers of the Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsors a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsors during a specified time period. In addition, at various times the Sponsors may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts or under which the Sponsors will reallow to any such brokers, dealers, banks and/or others that Sponsors sales contests or recognition programs conforming to criteria established by the Sponsors, or participate in sales programs sponsored by the Sponsors, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsors in their discretion may from time to time pursuant to objective criteria established by the Sponsors pay fees to qualifying brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the


740253.2                          B-9

Sponsors out of their own assets and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.]

     SPONSORS' PROFITS. The Sponsors will receive a combined gross underwriting commission equal to up to 3.395% of the Public Offering Price per 100 Units (equivalent to 3.51% of the net amount invested in the Securities). Additionally, the Sponsors may realize a profit on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsors and the cost of the Securities to the Trust (See "Portfolio"). The Sponsors may realize profits or sustain losses with respect to Securities deposited in the Trust which were acquired from underwriting syndicates of which they were a member. All or a portion of the Securities deposited in the Trust may have been acquired through the Sponsors.

     During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, the Underwriter may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsors for the Units. Cash, if any, made available to the Sponsors prior to settlement date for the purchase of Units may be used in the Sponsors' business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

     Both upon acquisition of Securities and termination of the Trust, the Trustee may utilize the services of the Sponsors for the purchase or sale of all or a portion of the Securities in the Trust. The Sponsors may receive brokerage commissions from the Trust in connection with such purchases and sales in accordance with applicable law.

     In maintaining a market for the Units (see "Sponsors Repurchase") the Sponsors will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.

                             RIGHTS OF UNITHOLDERS

     BOOK-ENTRY UNITS. Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at The Depository Trust Company ("DTC") through an investor's brokerage account. Units held through DTC will be deposited by the Sponsors with DTC in the [Sponsors'] DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly only by book-entries made by DTC and its participants. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from their McLaughlin Piven representative, or the broker-dealer or bank from whom their purchase was made. Transfer, and the requirements therefor, will be governed by the applicable procedures of DTC and the Unitholder's agreement with the DTC participant in whose name the Unitholder's Units are registered on the transfer records of DTC.

     DISTRIBUTIONS. Dividends received by the Trust are credited by the Trustee to an Income Account for the Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trust.

     Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following payment date and consist of an amount substantially equal to such Unitholder's pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Account of the Trust (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of the Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date after such purchase.

     As of each Record Date, the Trustee will deduct from the Income Account of the Trust, and, to the extent funds are not sufficient therein, from the Principal Account of the Trust, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable


740253.2                               B-10
out of the Trust. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee.

     The dividend distribution per 100 Units, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of the Trust fluctuate. No distribution need be made from the Income Account or the Principal Account unless the balance therein is an amount sufficient to distribute $1.00 per 100 Units.

     RECORDS. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of dividends and interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record, a statement showing
(a) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trust, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (b) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of the Trust, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (c) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year; (d) the Redemption Price per 100 Units based upon the last computation thereof made during such calendar year; and (e) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.

     The Trustee shall keep available for inspection by Unitholders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee, including records of the names and addresses of Unitholders, a current list of Securities in the portfolio and a copy of the Trust Agreement.

                                   TAX STATUS

     The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

     In rendering the opinion set forth below, Battle Fowler LLP has examined the Agreement, the final form of Prospectus dated the date hereof (the "Prospectus") and the documents referred to therein, among others, and has relied on the validity of said documents and the accuracy and completeness of the facts set forth therein. In the Opinion of Battle Fowler LLP, special counsel for the Sponsors, under existing law:

          1. The Trust will be classified as a grantor trust for Federal income tax purposes and not as a partnership or association taxable as a corporation. Classification of the Trust as a grantor trust will cause the Trust not to be subject to Federal income tax, and will cause the Unitholders of the Trust to be treated for Federal income tax purposes as the owners of a pro rata portion of the assets of the Trust. All income received by the Trust will be treated as income of the Unitholders in the manner set forth below.

          2. The Trust is not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Unitholder who is a New York resident, however, a pro rata portion of all or part of the income of the Trust will be treated as income of the Unitholder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.


740253.2                           B-11

          3. During the 90-day period subsequent to the initial issuance date, the Sponsors reserve the right to deposit Additional Securities that are substantially similar to those establishing the Trust. This retained right falls within the guidelines promulgated by the Internal Revenue Service ("IRS") and should not affect the taxable status of the Trust.

     A taxable event will generally occur with respect to each Unitholder when the Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by such Unitholder. The price a Unitholder pays for its Units, including sales charges, is allocated among its pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the date the Unitholder purchases its Units) in order to determine its initial cost for its pro rata portion of each Security held by the Trust.

     For Federal income tax purposes, a Unitholder's pro rata portion of dividends paid with respect to a Security held by a Trust is taxable as ordinary income to the extent of such corporation's current or accumulated "earnings and profits" as defined by Section 316 of the Code. A Unitholder's pro rata portion of dividends paid on such Security that exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security will generally be treated as capital gain.

     A Unitholder's portion of gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain and will be mid-term if the Unitholder has held its Units for more than one year but not more than 18 months and long-term if the Unitholder has held its Units for more than 18 months. Capital gains are generally taxed at the same rates applicable to ordinary income, although individuals who realize mid-term capital gains with respect to Units held for more than 12 months may be subject to a reduced tax rate of 28% on such gains, and a reduced rate of 20% long-term capital gains on assets held for more than 18 months rather than the "regular" maximum tax rate of 39.6%. Under legislation passed by the House and by the Senate, which the President has stated that he will sign into law, the requirement of an 18-month holding period has been eliminated, and non-corporate Unitholders will generally be eligible for the 20% capital gains rate with respect to Units held for more than 12 months. Tax rates may increase prior to the time when Unitholders may realize gains from the sale, exchange or redemption of the Units or Securities.

     A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss and will be long-term if the Unitholder has held its Units for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses recognized by non-corporate Unitholders may be deducted against ordinary income.

     Under Section 67 of the Code and the accompanying Regulations, a Unitholder who itemizes its deductions may also deduct its pro rata share of the fees and expenses of the Trust, but only to the extent that such amounts, together with the Unitholder's other miscellaneous deductions, exceed 2% of its adjusted gross income. The deduction of fees and expenses may also be limited by Section 68 of the Code, which reduces the amount of itemized deductions that are allowed for individuals with incomes in excess of certain thresholds.

     After the end of each calendar year, the Trustee will furnish to each Unitholder an annual statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security, and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Unitholder and to the Internal Revenue Service.

     A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to its pro rata portion of dividends taxable as ordinary income to Unitholders which are received by the Trust from a domestic corporation under Section 243 of the Code or from a qualifying foreign corporation under Section 245 of the Code in the same manner as if such corporation directly owned the Securities paying such dividends. However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code) during the 90-day period beginning on the date that is 45 days before the date on which the stock becomes "ex-dividend." Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

740253.2                           B-12

     As discussed in the section "Termination", each Unitholder may have three options in receiving his termination distributions, which are (i) to receive his pro rata share of the underlying Securities in kind, (ii) to receive cash upon liquidation of his pro rata share of the underlying Securities, or (iii) to invest the amount of cash he would receive upon the liquidation of his pro rata share of the underlying Securities in units of a future series of the Trust (if one is offered). There are special tax consequences should a Unitholder choose option (i), the exchange of the Unitholder's Units for a pro rata portion of each of the Securities held by the Trust plus cash. Treasury Regulations provide that gain or loss is recognized when there is a conversion of property into property that is materially different in kind or extent. In this instance, the Unitholder may be considered the owner of an undivided interest in all of the Trust's assets. By accepting the proportionate number of Securities of the Trust, in partial exchange for his Units, the Unitholder should be treated as merely exchanging his undivided pro rata ownership of Securities held by the Trust into sole ownership of a proportionate share of Securities. As such, there should be no material difference in the Unitholder's ownership, and therefore the transaction should be tax free to the extent the Securities are received. Alternatively, the transaction may be treated as an exchange that would qualify for nonrecognition treatment to the extent the Unitholder is exchanging his undivided interest in all of the Trust's Securities for his proportionate number of shares of the underlying Securities. In either instance, the transaction should result in a non-taxable event for the Unitholder to the extent Securities are received. However, there is no specific authority addressing the income tax consequences of an in-kind distribution from a grantor trust.

     Entities that generally qualify for an exemption from Federal income tax, such as many pension trusts, are nevertheless taxed under Section 511 of the Code on "unrelated business taxable income." Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's dividend income from the Trust and gain from the sale of Units in the Trust or the Trust's sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit itself is debt-financed or constitutes dealer property in the hands of the tax-exempt entity.

     Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit-sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

     Prospective tax-exempt investors are urged to consult their own tax advisers concerning the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in the trust.

     RETIREMENT PLANS. This Trust may be well suited for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. Except with respect to certain IRAs known as Roth IRAs, distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Five year averaging will not apply to distributions after December 31, 1999. Ten year averaging has been preserved in very limited circumstances. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms, including McLaughlin, Piven, Vogel Securities, Inc., and other financial institutions. Fees and charges with respect to such plans may vary.

     Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing reitrement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regarding the definition of "plan assets."


740253.2                           B-13

                                   LIQUIDITY

     SPONSORS REPURCHASE. Unitholders who wish to dispose of their Units should inquire of the Sponsors as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under "Trustee Redemption." The Sponsors do not guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. The Sponsors may discontinue the repurchase of Units if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which redemption requests are received in proper form, by McLaughlin, Piven, Vogel Securities, Inc., 30 Wall Street, New York, New York 10005 or Reich & Tang Distributors Inc., 600 Fifth Avenue, New York, New York 10020. Redemption requests received after 4 P.M., New York Time, will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.

     Units purchased by the Sponsors in the secondary market may be reoffered for sale by the Sponsors at a price based on the aggregate value of the Securities in the Trust plus a 3.395% sales charge (or 3.51% of the net amount invested) plus a pro rata portion of amounts, if any, in the Income Account. Any Units that are purchased by the Sponsors in the secondary market also may be redeemed by the Sponsors if they determine such redemption to be in its best interest.

     The Sponsors may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption (see "Trustee Redemption"). Factors which the Sponsors will consider in making a determination will include the number of Units of all Trusts which it has in inventory, its estimate of the salability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (three calendar days after tender), the Sponsors may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender.

     TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the commencement of the Liquidation Period (approximately fifteen months from the Date of Deposit), Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting the Sponsors, broker, dealer or financial institution holding such Units in street name. In certain instances, additional documents may be required, such as trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsors or the Trustee. Units redeemed by the Trustee will be cancelled.

     Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the close of trading on the New York Stock Exchange (4:00 p.m. Eastern Time), the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

     A Unitholder will receive his redemption proceeds in cash and amounts paid on redemption shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Stock. Provision is made in the Indenture under which the Sponsors may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsors believe that the minimum amounts which would be specified would be approximately 100 shares for readily marketable Securities.

     The Redemption Price per Unit is the pro rata share of the Unit in the Trust determined by the Trustee on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the Securities in the Trust as


740253.2                               B-14
determined by the Trustee, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash allocated for the distribution to Unitholders of record as of the business day prior to the evaluation being made. As of the close of the initial offering period the Redemption Price per 100 Units will be reduced to reflect the payment of the per 100 Unit organization costs to the Sponsors. The Trustee may determine the value of the Securities in the Trust in the following manner: because the Securities are listed on a national securities exchange, this evaluation is based on the closing sale prices on that exchange. Unless the Trustee deems these prices inappropriate as a basis for evaluation or if there is no such closing purchase price, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

     Any Unitholder tendering [2,500] Units or more of the Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Securities and cash in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker-dealer at DTC. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising the Trust portfolio and cash from the Principal Accounts equal to the balance of the Redemption Price to which the tendering Unitholder is entitled. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described above.

     The Trustee is irrevocably authorized in its discretion, if the Sponsors do not elect to purchase a Unit tendered for redemption or if the Sponsors tender a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

     The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsors are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.

     A Unitholder who wishes to dispose of his Units should inquire of his bank or broker in order to determine if there is a current secondary market price in excess of the Redemption Price.

                              TRUST ADMINISTRATION

     PORTFOLIO SUPERVISION. The Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio of the Trust, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the portfolio. Although the portfolio of the Trust is regularly reviewed, because of the formula employed in selecting the Top Ten, Focus Five and Penultimate Pick, it is unlikely that the Trust will sell any of the Securities other than to satisfy redemptions of Units, or to cease buying Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsors may direct the disposition of Securities upon the occurrence of certain events including: (1) default in payment of amounts due on any of the Securities; (2) institution of certain legal proceedings; (3) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected; (4) determination of the Sponsors that the tax treatment of the Trust as a grantor trust would otherwise be jeopardized; or
(5) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsors, would make the retention of the Security detrimental to the Trust or the Unitholders. Furthermore, the Trust will likely continue to hold a Security and



740253.2                           B-15
purchase additional shares notwithstanding its ceasing to be included among the Top Ten, Focus Five and Penultimate Pick, or even its deletion from the DJIA.

      In addition, the Trust Agreement provides as follows:

          (a) If a default in the payment of amounts due on any Security occurs pursuant to provision (1) above and if the Sponsors fail to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsors, shall sell the Security.

          (b) It is the responsibility of the Sponsors to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization, if any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsors direct that it be retained.

          (c) Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities, which shall be retained, or shall be promptly sold unless the Sponsors direct that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Account of the Trust.

          (d) The Sponsors are authorized to increase the size and number of Units of the Trust by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units from time to time subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit is maintained to the extent practicable. The Sponsors may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsors may (i) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (ii) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

     TRUST AGREEMENT AND AMENDMENT. The Trust Agreement may be amended by the Trustee and the Sponsors without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

     The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 66 2/3% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder's interest in the Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreement may not be amended, without the consent of the holders of all Units in the Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.

     TRUST TERMINATION. The Trust Agreement provides that the Trust shall terminate upon the maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust but in no event is it to continue beyond the Mandatory Termination Date. If the value of the Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsors, terminate the Trust. The Trust may also be terminated at any time with the consent of the investors holding 100% of the Units then outstanding. The Trustee may utilize the services of the Sponsors for the sale of all or a portion of the Securities in the Trust, and in so doing, the Sponsors will determine the manner, timing and execution of the sales of the underlying Securities. Any brokerage commissions received by the Sponsors from the Trust in connection with such sales will be in accordance with



740253.2                           B-16
applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders. Such notice will provide Unitholders with the following three options by which to receive their pro rata share of the net asset value of the Trust and requires their election of one of the three options by notifying the Trustee by returning a properly completed election request (to be supplied to Unitholders of at least [2,500] Units prior to the commencement of the Liquidation Period):

          1. A Unitholder [who owns at least 2,500 units] and whose interest in the Trust would entitle it to receive at least one share of each underlying Security will have its Units redeemed on commencement of the Liquidation Period by distribution of the Unitholder's pro rata share of the net asset value of the Trust on such date distributed in kind to the extent represented by whole shares of underlying Securities and the balance in cash within three business days next following the commencement of the Liquidation Period. Unitholders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities. Unitholders should consult their own tax adviser in this regard;

          2. to receive in cash such Unitholder's pro rata share of the net asset value of the Trust derived from the sale by the Sponsors as the agents of the Trustee of the underlying Securities during the Liquidation Period. The Unitholder's pro rata share of its net assets of the Trust will be distributed to such Unitholder within three days of the settlement of the trade of the last Security to be sold; and/or

         3. to invest such Unitholder's pro rata share of the net assets of the Trust derived from the sale by the Sponsors as agents of the Trustee of the underlying Securities during the Liquidation Period, in units of a subsequent series of [The Pinnacle Trusts] (the "New Series") provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of this Trust held by a Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee on or prior to the Rollover Notification Date set forth in the "Summary of Essential Information" for the Trust in Part A. The Units of a New Series will be purchased by the Unitholder within three business days of the settlement of the trade for the last Security to be sold. Such purchaser will be entitled to a reduced sales charge upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unitholder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unitholder of units of a New Series such Unitholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unitholder from recognizing taxable gain or loss (except in the case of a loss, if and to the extent the New Series is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Unitholders should consult their own tax advisers in this regard.

     Unitholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 2).

     The Sponsors have agreed that to the extent they effect the sales of underlying securities for the Trustee in the case of the second and third options during the Liquidation Period free of brokerage commissions. The Sponsors, on behalf of the Trustee, will sell, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, by the last business day of the Liquidation Period. The Redemption Price Per 100 Units upon the settlement of the last sale of Securities during the Liquidation Period will be distributed to Unitholders in redemption of such Unitholders' interest in the Trust.

     Depending on the amount of proceeds to be invested in Units of the New Series and the amount of other orders for Units in the New Series, the Sponsors may purchase a large amount of securities for the New Series in a short period of time. The Sponsors' buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsors' purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsors believe that the sale of underlying Securities over the Liquidation Period described above is in the best interest of a Unitholder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than five days if, in the Sponsor's judgment, such sales are in the best interest of Unitholders. The Sponsors, in implementing




740253.2                           B-17
such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unitholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

     The Sponsors may for any reason, in their sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unitholder. If the Sponsors so decide, the Sponsors will notify the Trustee of that decision, and the Trustee will notify the Unitholders. All Unitholders will then elect either option 1, if eligible, or option 2.

     By electing to "rollover" into the New Series, the Unitholder indicates his interest in having his terminating distribution from the Trust invested only in the New Series created following termination of the Trust; the Sponsors expect, however, that a similar rollover program will be offered with respect to all subsequent series of the Trust, thus giving Unitholders an opportunity to elect to "rollover" their terminating distributions into a New Series. The availability of the rollover privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Unitholder's election to participate in the rollover program will be treated as an indication of interest only. The Sponsors intend to coordinate the date of deposit of a future series so that the terminating trust will terminate contemporaneously with the creation of a New Series. The Sponsors reserve the right to modify, suspend or terminate the rollover privilege at any time.

     THE SPONSORS. McLaughlin, Piven, Vogel Securities, Inc. ("MPV") is a New York corporation engaged in the underwriting and securities brokerage business, and in the investment advisory business. It is a member of the National
Association of Securities Dealers, Inc. MPV maintains its principal business offices at 30 Wall Street, New York, New York 10005. The majority shareholder of MPV is James J. McLaughlin. [Insert additional information.]

     Reich & Tang Distributors, Inc., a Delaware corporation, is engaged in the brokerage business and is a member of the National Association of Securities Dealers, Inc. Reich & Tang is also a registered investment advisor. Reich & Tang maintains its principal business offices at 600 Fifth Avenue, New York, New York 10020. The sole shareholder of Reich & Tang, Reich & Tang Asset Management, Inc. ("RTAM Inc.") is wholly owned by NEIC Holdings, Inc. which, effective December 29, 1997, was wholly owned by NEIC Operating Partnership, L.P. ("NEICOP"). Subsequently, on March 31, 1998, NEICOP changed its name to Nvest Companies, L.P. ("Nvest"). The general partners of Nvest are Nvest Corporation and Nvest L.P. As of March 31, 1998, Metropolitan Life Insurance Company ("MetLife") owned approximately 47% of the partnership interests of Nvest. Nvest, with a principal place of business at 399 Boylston Street, Boston, MA 02116, is a holding company of firms engaged in the securities and investment advisory business. These affiliates in the aggregate are investment advisors or managers to over 80 registered investment companies. Reich & Tang is Sponsor (and Co-Sponsor, as the case may be) for numerous series of unit investment trusts, including New York Municipal Trust, Series 1 (and Subsequent Series), Municipal Securities Trust, Series 1 (and Subsequent Series), 1st Discount Series (and Subsequent Series), Multi-State Series 1 (and Subsequent Series), Mortgage Securities Trust, Series 1 (and Subsequent Series), Insured Municipal Securities Trust, Series 1 (and Subsequent Series), 5th Discount Series (and Subsequent Series), Equity Securities Trust, Series 1, Signature Series, Gabelli Communications Income Trust (and Subsequent Series) and Schwab Trusts.

     MetLife is a mutual life insurance company with assets of $298 billion at December 31, 1996. It is the second largest life insurance company in the United States in terms of total assets. MetLife provides a wide range of insurance and investment products and services to individuals and groups and is the leader among United States life insurance companies in terms of total life insurance in force, which totaled $1.6 trillion at December 31, 1996 for MetLife and its insurance affiliates. MetLife and its affiliates provide insurance or other financial services to approximately 36 million people worldwide.

     The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsors and their ability to carry out its contractual obligations. The Sponsors will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

     The Sponsors may each resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsors. If at any time either of the Sponsors shall resign or fail to perform any of their duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or their affairs are taken over by public authorities, then the Trustee may either (a) appoint a successor sponsor; (b) terminate the Trust Agreement and liquidate the Trust; or
(c) continue to act as

740253.2                                B-18

Trustee without terminating the Trust Agreement. Any successor sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

     THE TRUSTEE. The Trustee is The Chase Manhattan Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017 (800) 428-8890 and its unit investment trust office at Four New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

     The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trust which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.

     For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

     The Trustee may resign by executing an instrument in writing and filing the same with the Sponsors, and mailing a copy of a notice of resignation to all Unitholders. In such an event the Sponsors are obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsors may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsors. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

     Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $2,500,000.

     EVALUATION OF THE TRUST. The value of the Securities in the Trust portfolio is determined in good faith by the Trustee on the basis set forth under "Public Offering--Offering Price." The Sponsors and the Unitholders may rely on any evaluation furnished by the Trustee and shall have no responsibility for the accuracy thereof. Determinations by the Trustee under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Trustee shall be under no liability to the Sponsors or Unitholders for errors in judgment, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Trustee, the Sponsors and the Unitholders may rely on any evaluation furnished to the Trustee by an independent evaluation service and shall have no responsibility for the accuracy thereof.

                           TRUST EXPENSES AND CHARGES

     Investors will reimburse the Sponsors on a per 100 Units basis, for all or a portion of the estimated costs incurred in organizing the Trust--including the cost of the initial preparation, printing and execution of the registration statement and the indenture, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated


740253.2                           B-19
amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsors. Any balance of the costs incurred in establishing the Trust, as well as advertising and selling costs, will be paid by the Sponsors at no cost to the Trust.

     The Sponsors will receive for portfolio supervisory services to the Trust an Annual Fee in the amount set forth under "Summary of Essential Information" in Part A. The Sponsors' fee may exceed the actual cost of providing portfolio supervisory services for the Trust, but at no time will the total amount received for portfolio supervisory services rendered to all series of the Equity Securities Trust in any calendar year exceed the aggregate cost to the Sponsors of supplying such services in such year. (See "Portfolio Supervision.")

     The Trustee will receive, for its ordinary recurring services to the Trust, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Trust Administration" and "Rights of Unitholders."

     The Trustee's fees applicable to a Trust are payable as of each Record Date from the Income Account of the Trust to the extent funds are available and then from the Principal Account. Both the Sponsors' and the Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

     The following additional charges are or may be incurred by the Trust: all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsors for any losses, liabilities and expenses incurred in acting as sponsors of the Trust without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied, made or, to the knowledge of the Sponsors, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

     Unless the Sponsors otherwise direct, the accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsors. The expenses of the audit shall be an expense of the Trust. So long as the Sponsors maintain a secondary market, the Sponsors will bear any audit expense which exceeds $.50 Cents per 100 Units. Unitholders covered by the audit during the year may receive a copy of the audited financials upon request.

                               REINVESTMENT PLAN

     Income and principal distributions on Units (other than the final distribution in connection with the termination of the Trust) may be reinvested by participating in the Trust's reinvestment plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsors or new Units created by the Sponsors' deposit of Additional Securities as described in "The Trust-Organization" in this Part B. Units acquired by reinvestment will be subject to a reduced sales charge of [1.00%]. Investors should inform their broker, dealer or financial institution when purchasing their Units if they wish to participate reinvestment plan. Thereafter, Unitholders should contact their broker, dealer or financial institution if they wish to modify or terminate their election to participate in the reinvestment plan. In order to enable a Unitholder to participate in the reinvestment plan with respect to a particular distribution on their Units, such notice must be made at least three business days to the Record Day for such distribution. Each subsequent distribution of income or principal on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. The Sponsors reserve the right to demand, modify or terminate the reinvestment plan at any time without prior notice. The reinvestment plan for the Trust may not be available in all states.


740253.2                           B-20

                    [EXCHANGE PRIVILEGE AND CONVERSION OFFER]

     [Unitholders will be able to elect to exchange any or all of their Units of this Trust for Units of one or more of any available series of [Pinnacle
Trusts], Insured Municipal Securities Trust, Municipal Securities Trust, New York Municipal Trust or Mortgage Securities Trust (the "Exchange Trusts") subject to a reduced sales charge as set forth in the prospectus of the Exchange Trust (the "Exchange Privilege"). Unit owners of any registered unit investment trust for which there is no active secondary market in the units of such trust (a "Redemption Trust") will be able to elect to redeem such units and apply the proceeds of the redemption to the purchase of available Units of one or more series of an Exchange Trust (the "Conversion Trusts") at the Public Offering Price for units of the Conversion Trust subject to a reduced sales charge as set forth in the prospectus of the Conversion Trust (the "Conversion Offer"). Under the Exchange Privilege, the Sponsors' repurchase price during the initial offering period of the Units being surrendered will be based on the market value of the Securities in the Trust portfolio or on the aggregate offer price of the Bonds in the other Trust Portfolios; and, after the initial offering period has been completed, will be based on the aggregate bid price of the securities in the particular Trust portfolio. Under the Conversion Offer, units of the Redemption Trust must be tendered to the trustee of such trust for redemption at the redemption price determined as set forth in the relevant Redemption Trust's prospectus. Units in an Exchange or Conversion Trust will be sold to the Unitholder at a price based on the aggregate offer price of the securities in the Exchange or Conversion trust portfolio (or for units of [Pinnacle Trusts], based on the market value of the underlying securities in the trust portfolio) during the initial public offering period of the Exchange or Conversion Trust; and after the initial public offering period has been completed, based on the aggregate bid price of the securities in the Exchange or Conversion Trust Portfolio if its initial offering has been completed plus accrued interest (or for units of [Pinnacle Trusts], based on the market value of the underlying securities in the trust portfolio) and a reduced sales charge.

     Except for Unitholders who wish to exercise the Exchange Privilege or Conversion Offer within the first five months of their purchase of Units of the Exchange or Redemption Trust, any purchaser who purchases Units under the Exchange Privilege or Conversion Offer will pay a lower sales charge than that which would be paid for the Units by a new investor. For Unitholders who wish to exercise the Exchange Privilege or Conversion Offer within the first five months of their purchase of Units of the Exchange or Redemption Trust, the sales charge applicable to the purchase of units of an Exchange or Conversion Trust shall be the greater of (i) the reduced sales charge or (ii) an amount which when coupled with the sales charge paid by the Unitholder upon his original purchase of Units of the Exchange or Redemption Trust would equal the sales charge applicable in the direct purchase of units of an Exchange or Conversion Trust.

     In order to exercise the Exchange Privilege the Sponsors must be maintaining a secondary market in the units of the available Exchange Trust. The Conversion offer is limited only to unit owners of any Redemption Trust. Exercise of the Exchange Privilege and the Conversion Offer by Unitholders is subject to the following additional conditions (i) at the time of the Unitholder's election to participate in the Exchange Privilege or Conversion Offer, there must be units of the Exchange or Conversion Trust available for sale, either under the initial primary distribution or in the Sponsor's secondary market, (ii) exchanges will be effected in whole units only, (iii) Units of the Mortgage Securities Trust may only be acquired in blocks of 1,000 Units and (iv) Units of the [Pinnacle Trusts] and the Equity Securities Trust may only be acquired in blocks of 100 Units. Unitholders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from a Unitholder for exchange or from units being redeemed per conversion, will be remitted to such Unitholder.

     The Sponsors reserve the right to suspend, modify or terminate the Exchange Privilege and/or the Conversion Offer. The Sponsors will provide Unitholders of the Trust with 60 days' prior written notice of any termination or material amendment to the Exchange Privilege and/or the Conversion Offer, provided that, no notice need be given if (i) the only material effect of an amendment is to reduce or eliminate the sales charge payable at the time of the exchange, to add one or more series of the Trust eligible for the Exchange Privilege or the Conversion offer, to add any new unit investment trust sponsored by McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang or a sponsor controlled by or under common control with McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang, or to delete a series which has been terminated from eligibility for the Exchange Privilege and/or the Conversion Offer, (ii) there is a suspension of the redemption of units of an Exchange or Conversion Trust under Section 22(e) of the Investment Company Act of 1940, or (iii) an Exchange Trust temporarily delays or ceases the sale of its units because it is unable to invest amounts effectively in accordance with its investment objectives, policies and restrictions. During the 60-day notice period prior to the termination or material amendment of the Exchange Privilege described above, the Sponsors will continue to maintain a secondary market in the units of all Exchange Trusts that


740253.2                           B-21
could be acquired by the affected Unitholders. Unitholders may, during this 60-day period, exercise the Exchange Privilege in accordance with its terms then in effect.

     To exercise the Exchange Privilege, a Unitholder should notify the Sponsors of his desire to exercise his Exchange Privilege. To exercise the Conversion Offer, a unit owner of a Redemption Trust should notify his retail broker of his desire to redeem his Redemption Trust Units and use the proceeds from the redemption to purchase Units of one or more of the Conversion Trusts. If Units of a designated, outstanding series of an Exchange or Conversion Trust are at the time available for sale and such Units may lawfully be sold in the state in which the Unitholder is a resident, the Unitholder will be provided with a current prospectus or prospectuses relating to each Exchange or Conversion Trust in which he indicates an interest. He may then select the Trust or Trusts into which he desires to invest the proceeds from his sale of Units. The exchange transaction will operate in a manner essentially identical to a secondary market transaction except that units may be purchased at a reduced sales charge. The conversion transaction will be handled entirely through the unit owner's retail broker. The retail broker must tender the units to the trustee of the Redemption Trust for redemption and then apply the proceeds to the redemption toward the purchase of units of a Conversion Trust at a price based on the aggregate offer or bid side evaluation per Unit of the Conversion Trust, depending on which price is applicable, plus accrued interest and the applicable sales charge. The certificates must be surrendered to the broker at the time the redemption order is placed and the broker must specify to the Sponsors that the purchase of Conversion Trust Units is being made pursuant to the Conversion Offer. The unit owner's broker will be entitled to retail a portion of the sales charge.]

     [TAX CONSEQUENCES OF THE EXCHANGE PRIVILEGE AND THE CONVERSION OFFER. A surrender of Units pursuant to the Exchange Privilege or the Conversion Offer will constitute a "taxable event" to the Unitholder under the Internal Revenue Code. The Unitholder will realize a tax gain or loss that will be of a long- or short-term capital or ordinary income nature depending on the length of time the Units have been held and other factors. (See "Tax Status".) A Unitholder's tax basis in the Units acquired pursuant to the Exchange Privilege or Conversion Offer will be equal to the purchase price of such Units. Investors should consult their own tax advisors as to the tax consequences to them of exchanging or redeeming units and participating in the Exchange Privilege or Conversion Offer.]

                                 OTHER MATTERS

     LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022 as counsel for the Sponsor. Carter, Ledyard & Milburn, Two Wall Street, New York, New York 10005 have acted as counsel for the Trustee.

     INDEPENDENT ACCOUNTANTS. The Statement of Financial Condition, including the Portfolio, is included herein in reliance upon the report of _____________, independent accountants, and upon the authority of said firm as experts in accounting and auditing.

     PERFORMANCE INFORMATION. Total returns, average annualized returns or cumulative returns for various periods of the Top Ten, the Focus Five and the Penultimate Pick, the related index and this Trust may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus reinvestment of dividends and capital gains, divided by the original public offering price as of the date of calculation. Average annualized returns show the average return for stated periods of longer than a year. Sales material may also include an illustration of the cumulative results of like annual investments in the Top Ten, the Focus Five and the Penultimate Pick during an accumulation period and like annual withdrawals during a distribution period. Figures for actual portfolios will reflect all applicable expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Similar figures may be given for this Trust applying the Top Ten, Focus Five and Penultimate Pick investment strategies to other indexes. Returns may also be shown on a combined basis. Trust performance may be compared to performance on a total return basis of the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.


740253.2                           B-22

     Pending the approval of the SEC or the National Association of Securities Dealers Regulation, the Sponsors may also include the performance of hypothetical portfolios to which the Sponsors have applied the same investment objectives and selection strategies as described in "The Trust--The Securities" and which the Sponsors intend to apply to the selection of securities for the Trust. This performance information is intended to illustrate the Trust's strategies and should not be interpreted as indicative of the future performance of the Trust.


740253.2                           B-23

                      [This page intentionally left blank]



740253.2                           B-24

     No person is authorized to give any        --------------------------------
information     or    to    make     any           MCLAUGHLIN, PIVEN, VOGEL
representations not contained in Parts A               FAMILY OF TRUSTS
and  B  of  this  Prospectus;   and  any        --------------------------------
information   or   representation    not              THE PINNACLE TRUST
contained herein must not be relied upon        --------------------------------
as having been  authorized by the Trust,
the Trustee or the  Sponsors.  The Trust           MCLAUGHLIN, PIVEN, VOGEL
is registered as a unit investment trust               FAMILY OF TRUSTS
under  the  Investment  Company  Act  of              THE PINNACLE TRUST
1940. Such  registration  does not imply
that the Trust or any of its Units  have           (A UNIT INVESTMENT TRUST)
been guaranteed,  sponsored, recommended
or approved by the United  States or any                   PROSPECTUS
state or any agency or officer thereof.

        ------------------                        DATED:  SEPTEMBER __, 1998

     This Prospectus does not constitute
an  offer  to  sell,  or  a  solicitation
of  an   offer   to  buy, securities
in any state to any person to whom  it is                  SPONSORS:
not  lawful  to  make  such offer in such
state.                                            MCLAUGHLIN, PIVEN, VOGEL
                                                      SECURITIES, INC.
                                                        30 Wall Street
            Table of Contents                      New York, New York  10005
                                                        212-248-0750
Title                                Page
------                               -----
PART A                                           REICH & TANG DISTRIBUTORS, INC.
Summary of Essential Information..... A-2              600 Fifth Avenue
Statement of Financial Condition..... A-6          New York, New York  10020
Portfolio............................ A-7              212-830-5400
Report of Independent Accountants.... A-8

PART B
The Trust............................ B-1
Risk Considerations.................. B-5
Public Offering...................... B-8
Rights of Unitholders................ B-10                TRUSTEE:
Tax Status........................... B-11
Liquidity............................ B-14        THE CHASE MANHATTAN BANK
Trust Administration................. B-15            4 New York Plaza
Trust Expenses and Charges........... B-19        New York, New York  10004
Reinvestment Plan.................... B-20
Exchange Privilege and Conversion
Offer................................ B-21
Other Matters........................ B-22


     Parts A and B of this Prospectus do
not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission,
Washington,  D.C.,  under the Securities
Act of 1933, and the Investment  Company
Act of 1940, and to which reference is made.

          PART II -- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A -- BONDING ARRANGEMENTS

     The employees of Reich & Tang Distributors, Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $15 million.

     The employees of McLaughlin, Piven, Vogel Securities, Inc. are covered under Broker's Blanket Policy, Standard Form 14, in the amount of $1,000,000.

ITEM B -- CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet on Form S-6.
         The Cross-Reference Sheet.
         The Prospectus consisting of           pages.
         Undertakings.
         Signatures.
         Written consents of the following persons:
                  Battle Fowler LLP (included in Exhibit 3.1)
                  [Accountants]

     The following exhibits:

     *99.1.1   --   Reference Trust Agreement  including  certain  amendments to the Trust Indenture and Agreement  referred to under Exhibit
                    99.1.1.1  below.
     *99.1.1.1 --   Form of Trust  Indenture  and Agreement.
     99.1.3.5  --   Certificate of Incorporation  of Reich & Tang  Distributors,
                    Inc.  (filed as Exhibit  99.1.3.5  to Form S-6  Registration
                    Statement No. 333-44301 of Equity Securities  Trust,  Series
                    16, Signature  Series,  Zacks All-Star Analysts Trust III on
                    January 15, 1998 and incorporated herein by reference).
     99.1.3.6  --   By-Laws of Reich & Tang Distributors,  Inc.(filed as Exhibit
                    99.1.3.6 to Form S-6 Registration Statement No. 333-44301 of
                    Equity Securities Trust, Series 16, Signature Series,  Zacks
                    All-Star   Analysts  Trust  III  on  January  15,  1998  and
                    incorporated herein by reference).
     99.1.3.7  --   Certificate of  Incorporation  of McLaughlin,  Piven,  Vogel
                    Securities,  Inc.  dated  March 8,  1977 and as  amended  on
                    January 16,  1979,  June 8, 1979,  August 27,  1979,  May 3,
                    1982, December 20, 1983 and September 25, 1989.
     99.1.3.8  --   By-Laws of McLaughlin, Piven, Vogel Securities Inc.
     *99.3.1   --   Opinion  of  Battle  Fowler  LLP as to the  legality  of the securities being registered,  including their consent to the filing  thereof  and to the  use of  their  name  under  the
                    headings   "Tax   Status"  and  "Legal   Opinions"   in  the
                    Prospectus, and to the filing of their opinion regarding tax status of the Trust.
     99.6.0    --   Power of Attorney of Reich & Tang  Distributors,  Inc.,  the
                    Depositor,  by its officers and a majority of its  Directors
                    (filed as Exhibit 99.6.0 to Form S-6 Registration  Statement
                    No.  333-44301  of  Equity  Securities  Trust,   Series  16,
                    Signature  Series,  Zacks  All-Star  Analysts  Trust  III on
                    January 15, 1998 and incorporated herein by reference).

     99.6.1    --   Power of Attorney of McLaughlin,  Piven,  Vogel  Securities,
                    Inc.
     *99.27    --   Financial Data Schedule (for EDGAR filing only).

--------

*    To be filed by amendment.

                                      II-1
740248.2

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 6th day of August, 1998.

                                      MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,
                                      THE PINNACLE TRUST
                                          (Registrant)

                                      McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.
                                          (Depositor)


                                      By  /s/  ALLAN M. VOGEL
                                          --------------------------------------
                                               Allan M. Vogel
                                               (Authorized Signator)


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of McLaughlin, Piven, Vogel Securities, Inc., the Depositor, in the capacities and on the dates indicated.

        Name                Title                             Date
        ----                -----                             ----

JAMES C. MCLAUGHLIN  Chairman of the Board, Chief
                     Executive Officer and Director

ALLAN M. VOGEL       President, Secretary, Chief Financial
                     Officer and Director
                                                             August 6, 1998


                                                      By /s/ ALLAN M. VOGEL
                                                         -----------------------
                                                            Allan M. Vogel
                                                              Attorney-In-Fact*







----------------

*    An executed copy of a Power of Attorney is filed as Exhibit 99.6.1 hereto.

                                      II-2
740248.2

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 6th day of August, 1998.

                                  MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,
                                  THE PINNACLE TRUST
                                      (Registrant)

                                  REICH & TANG DISTRIBUTORS, INC.
                                      (Depositor)


                                  By /s/ PETER J. DEMARCO
                                     --------------------------------------
                                        Peter J. DeMarco
                                        Executive Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Reich & Tang Distributors, Inc., the Depositor, in the capacities and on the dates indicated.

      Name                      Title                          Date
      ----                      -----                          ----

RICHARD E. SMITH III       President and Director

PETER S. VOSS              Director

G. NEAL RYLAND             Director

EDWARD N. WADSWORTH        Executive Officer

STEVEN W. DUFF             Director

ROBERT F. HOERLE           Managing Director                   August 6, 1998

PETER J. DEMARCO           Executive Vice President

RICHARD I. WEINER          Vice President                      By /s/ PETER J. DEMARCO
                                                                  -------------------------------
BERNADETTE N. FINN         Vice President                             Peter J. DeMarco
                                                                      as Executive Vice President
LORRAINE C. HYSLER         Secretary                                  and Attorney-In-Fact*

RICHARD DE SANCTIS         Treasurer



---------------------
* Executed copies of Powers of Attorney were filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-44301 on January 15, 1998.

                                      II-3
740248.2

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the use in the Prospectus constituting part of this registration statement on Form S-6 (the "Registration Statement") of our report dated September __, 1998, relating to the Statement of Financial Condition, including the Portfolio, of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust which appears in such Prospectus. We also consent to the reference to us under the heading "Independent Accountants" in such Prospectus.



------------------------------
September __, 1998



                                      II-4
740248.2